May 3, 2023

Stacie Gorman

Pam Howell

Peter McPhun

Jennifer Monick

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C.

Re:Lucent, Inc.

Amendment No. 4 to Form 10

Filed April 10, 2023

File No. 000-56509

Dear Ms. Gorman:

The following are the issuers response to your comment letter of April 19, 2023.

Amendment No. 4 to Form 10-12G

Item 1. Description of Business, page 1

1.We partially reissue comment 1. Please revise the discussion of the prior failure to file periodic reports to clearly disclose that the potential actions relate to the risk that the company may again fail to file periodic reports going forward. Please also address the risk to investors if you continue to be delinquent or become delinquent again in the future. Lastly, as previously requested, please revise the risk factor subheading on page 6 to make it clear the risk relates to the company's failure to file required periodic reports.

Additional failure to file disclosure added.

Item 5. Directors and Executive Officers, page 12

2.We note your response to comment 2 of our letter. Please remove the mitigating language from the risk factor on page 6. Additionally, we note that you have not included all of the potential conflicts of interest. For example only, discuss the conflicts of interest relating to identifying a target business, and allocation of time and resources of management.

Mitigating language removed. Noted that the first cleared first in line priority relates to all areas of conflict including conflicts of interest relating to identifying a target business, and allocation of time and resources of management.

/s/ Steven Arenal

Steven Arenal

Chief Executive Officer of Lucent, Inc.